August 17, 2016

By EDGAR Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Erin E. Martin

Re:	Bear State Financial, Inc. Registration Statement on Form S-3 Filed July 22, 2016 File No. 333-212622

Dear Ms. Martin:

This letter is submitted by Bear State Financial, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 9, 2016 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, File No. 333-212622 filed with the Commission on July 22, 2016 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 1, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the responses refer to Amendment No. 1.

General

1.

We note the reference in footnote (1) of your fee table to the sale of securities in “units” comprised of other securities being registered thereunder. Please confirm, if true, that these units are the same securities as the “stock purchase units” described on page 22. Alternatively, if the units and stock purchase units are separate securities, please include the stock purchase units in your fee table and identify the stock purchase units on your cover page, revise your prospectus to describe the units as required by Item 202 of Regulation S-K and direct counsel to revise its legal opinion to cover the units.

Securities and Exchange Commission

August 17, 2016

Response: The “units” referenced in footnote (1) to the fee table are separate securities from the “stock purchase units” described on page 22 of the Registration Statement. In Amendment No. 1, we have updated the fee table to include both “stock purchase units” and “units,” updated footnote (1) accordingly, and added footnote (5) to clearly identify “units” as separate securities. In addition, in order to provide greater clarity for investors, we have updated the cover page of the prospectus in Amendment No. 1 and the list of securities in the section titled “The Securities We May Offer” beginning on page 4 of the prospectus included in Amendment No. 1 to identify “units” as separate securities. Further, we have added a new section titled “Description of Units” on page 24 of the prospectus included in Amendment No. 1, to describe the units as required by Item 202 of Regulation S-K. Finally, in response to this comment, we have received and filed a revised legal opinion as Exhibit 5.1 with Amendment No. 1 to cover the stock purchase units and units.

2.	Please explain the references to “hybrid securities” in your prospectus. Please either remove these references from your prospectus or include these hybrid securities in your fee table and describe them in your prospectus as required by Item 202 of Regulation S-K.

Response: The references to “hybrid securities” were intended to provide the Company with flexibility in future offerings of securities to combine two or more classes of the securities being registered into a single security. All references to “hybrid securities” have been removed from the prospectus and, as explained in the Response to Comment No. 1 above, the Company has clarified its description of units (in addition to stock purchase units) to permit the Company to issue units consisting of two or more classes of the securities registered pursuant to the Registration Statement.

Description of Debt Securities

Terms Specified in Prospectus Supplement, page 8

3.

We note your disclosure in the eleventh bullet that your debt securities may convert into or exchange for the securities of other entities. Please explain in detail the exemption or exemptions from registration under the Securities Act of 1933, as amended, that you will be relying on for the sale of these securities or else register the securities of these other entities, identify the other entities in your prospectus and explain to us how each issuer is eligible to issue securities on this form.

Response: The Company confirms that it may offer debt securities in the future pursuant to the Registration Statement that may be converted into or exchanged for the securities of a third party only under circumstances that do not require registration of the underlying securities upon registration of the debt securities. Such circumstances include the following: (i) the debt securities are convertible or exercisable at the option of the holder (not only at the option of the Company), but not within one year of registration, (ii) the underlying securities may be resold freely in the public market under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and (iii) the exemption provided by Section 4(a)(1) of the Securities Act is available for the sale of the underlying securities upon conversion or exchange. See Securities Act Sections Compliance and Disclosure Interpretations 103.04 and 203.03, respectively.

In addition, the Company confirms that it will include disclosure regarding the issuer of any third party securities as necessary in the applicable prospectus supplement or other offering materials, including any required financial statement and non-financial statement disclosure about the issuer of such third party securities, as and to the extent contemplated by the Morgan Stanley & Co., Incorporated no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretations 203.03.

Securities and Exchange Commission

August 17, 2016

Exhibit Index

Exhibit 5.1

4.

We note that the Senior and Subordinated Indentures attached as Exhibits 4.1 and 4.2 are drafted to be governed by New York law. Please direct counsel to revise its legal opinion to delete its assumption that the Senior Indenture and Subordinated Indenture will be governed by the laws of the State of New York since this appears to be a matter of fact.

Response: In response to this comment, we have received from counsel and filed a revised opinion as Exhibit 5.1 with Amendment No. 1.

For your information, Amendment No. 1 further revises the Registration Statement to update the list of documents incorporated by reference into the Registration Statement.

The Company acknowledges that:

●	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that the Staff advise the undersigned at (501) 975-6031 or at mmcfatridge@bearstatebank.com or our outside legal counsel, C. David McDaniel at (501) 975-3138 or david.mcdaniel@kutakrock.com as soon as possible if it has any further comments.

Securities and Exchange Commission

August 17, 2016

Sincerely,

/s/ Mark A. McFatridge
Mark A. McFatridge
President and Chief Executive Officer

cc:	C. David McDaniel
Geoffrey D. Neal